Exhibit 99.1

NewAmsterdam Pharma Announces Appointment of William “BJ” Jones, formerly of Biohaven Pharmaceuticals, as Chief Commercial Officer

Naarden, the Netherlands and Miami, USA; August 14, 2023 – NewAmsterdam Pharma Company N.V. (Nasdaq: NAMS or “NewAmsterdam” or the “Company”), a clinical-stage biopharmaceutical company developing oral, non-statin medicines for patients at high risk of cardiovascular disease with residual elevation of low-density lipoprotein cholesterol (“LDL-C”), for whom existing therapies are not sufficiently effective or well-tolerated, today announced the appointment of William “BJ” Jones as the company’s first Chief Commercial Officer (“CCO”), effective August 14, 2023. Mr. Jones brings 30 years of commercial and launch experience in the U.S. and globally, with particular experience in driving mass market product launch strategies for industry-leading brands. At NewAmsterdam, he will build and lead all commercial functions, including, marketing, market access, sales, medical science engagement and commercial operations.

“We are delighted to welcome BJ to our team. With obicetrapib progressing through pivotal Phase 3 development, now is the right time to begin building a powerful commercial organization, with the potential to deliver our oral, low-dose, once-daily CETP inhibitor, if approved, to the millions of dyslipidemia patients globally in need of better options,” said Dr. Michael Davidson, M.D., President & Chief Executive Officer. “BJ is an exceptional leader with a proven track record of building commercial organizations, developing strategic and creative go-to-market strategies, and launching industry-leading products in mass markets, including in the cardiovascular disease space. We believe BJ’s expertise uniquely complements our existing team, and we look forward to his leadership as we mature NewAmsterdam into a fully integrated company and work to ultimately deliver on the promise of CETP inhibition to address major unmet needs across cardiometabolic diseases.”

Mr. Jones joins NewAmsterdam with three decades of commercial and launch experience in both large pharmaceutical and small biotech companies. Most recently, he served as CCO, Migraine & Common Diseases at Biohaven Pharmaceuticals, which was acquired by Pfizer for $11.6B. During his tenure, Mr. Jones led the commercial enterprise that launched Biohaven’s Nurtec® ODT. Earlier in his career, Mr. Jones held leadership roles of increasing responsibility at Takeda Pharmaceuticals, AstraZeneca, Bristol-Myers Squibb, Boehringer Ingelheim and NitroMed, during which time he supported mass market product launches for notable brands including Excedrin Migraine®, Farxiga®, Pradaxa®, BiDil®, and Abilify®. Mr. Jones is a graduate of the United Air Force Academy and attained the rank of Major through his active duty and reserve service. He holds an M.B.A from Stanford Graduate School of Business and an M.S. in Industrial Engineering from Texas A&M University.

“I am excited to be a part of NewAmsterdam Pharma, a company that I believe is uniquely positioned in the quest to alleviate the impact of the world’s leading cause of mortality—cardiovascular disease. Based on data reported to-date, I believe obicetrapib, if approved, has the potential to solve a substantial challenge in cardiovascular disease, helping many more patients achieve their risk-based LDL-C goals, while positively impacting a number of other lipid and lipoprotein parameters associated with cardiovascular disease risk,” said Mr. Jones. “I look forward to leveraging my experience to build NewAmsterdam’s commercial team and operations and to partnering with the management team to unlock obicetrapib’s value as a potentially safe and effective oral therapy that could change the treatment paradigm for patients worldwide.”

About NewAmsterdam

Based in the Netherlands, NewAmsterdam (Nasdaq: NAMS) is a clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where currently approved therapies have not been sufficiently adequate or well tolerated. We seek to fill a significant unmet need for a safe, cost-effective and convenient LDL-lowering therapy as an adjunct to statins, a class of lipid-lowering medications that are the current standard of care for high-risk CVD patients with high cholesterol. NewAmsterdam is investigating obicetrapib, an oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C lowering therapy to be used as an adjunct to maximally tolerated statin therapy for high-risk cardiovascular disease patients.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s business and strategic plans, the Company’s commercial opportunity, the therapeutic and curative potential of the Company’s product candidate, the Company’s clinical trials and the timing for enrolling patients, the timing and forums for announcing data, the achievement and timing of regulatory approvals, and plans for commercialization. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks related to the approval of the Company’s product candidate and the timing of expected regulatory and business milestones, including potential commercialization; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on the Company’s future business; and those factors described in the Company’s public filings with the Securities Exchange Commission. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. The Company anticipates that subsequent events and developments may cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as may be required by law.

Company Contact

Matthew Philippe

matthew.philippe@newamsterdampharma.com

Media Contact

Spectrum Science on behalf of NewAmsterdam

Jenn Gordon

P: 1-202-957-7795

jgordon@spectrumscience.com

Investor Contact

Stern Investor Relations on behalf of NewAmsterdam

Hannah Deresiewicz

P: 1 212-362-1200

hannah.deresiewicz@sternir.com